EXHIBIT 99.1

Top Ships Announces Profit of $5.8 Million and an EPS of $0.13 for the 1st Half of 2023 Marking its Fifth Consecutive Profitable Six-Month Period

ATHENS, Greece, Aug. 03, 2023 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”), an international owner and operator of modern, fuel efficient "ECO" tanker vessels, announced today its unaudited financial results for the six months ended June 30, 2023.

As of and for six months ended June 30, 2023, the Company reported:

  Total revenues of $41.1 million
  Net Income of $5.8 million
  Earnings Per Share (“EPS”) of $0.13 and diluted EPS of $0.10
  EBITDA* of $23.4 million
  Total Assets of $446.2 million
  Total Cash and Cash Equivalents including Restricted Cash of $13.6 million

Mr. Evangelos J. Pistiolis, the President, Chief Executive Officer and Director of the Company, remarked:

“We are delighted to announce yet another successful period, marking our fifth consecutive six-month period of generating net income. This achievement brings us closer to celebrating our third year of sustained profitability. After successfully completing our newbuilding program in 2022, we don’t have any capital commitments going forward. We now possess one of the most modern tanker fleets in the industry, with an average age of less than three years, consisting of state-of-the-art vessels equipped with the latest eco-friendly and fuel-efficient specifications and features. Due to our successful long-term time charter strategy, we are enjoying a substantial charter backlog and a positive income and cashflow generation, which we anticipate will extend into 2024. I would like to emphasise, that in my opinion, the current trading price of our common shares does not reflect all of these positive aspects of the Company.”

About TOP Ships Inc.

TOP Ships Inc. is an international owner and operator of modern, fuel efficient eco tanker vessels focusing on the transportation of crude oil, petroleum products (clean and dirty) and bulk liquid chemicals.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contact:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org

TOP SHIPS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023
(Expressed in thousands of U.S. Dollars - except share and per share data)
	Six Months Ended
	June 30,	June 30,
	2022	2023
REVENUES:

Time charter revenues	$36,060	$36,710
Time charter revenues from related parties	2,786	4,435
Total revenues	38,846	41,145

EXPENSES:

Voyage expenses	875	804
Operating lease expenses	5,378	5,378
Other vessel operating expenses	9,705	9,624
Vessel depreciation	6,114	7,175
Management fees-related parties	1,030	1,092
Gain on sale of vessels	(78)	-
General and administrative expenses	691	799

Operating income	15,131	16,273

OTHER INCOME (EXPENSES):

Interest and finance costs	(6,927)	(10,528)
Interest income	-	58
Equity gains/(losses) in unconsolidated joint ventures	401	(29)

Total other expenses, net	(6,526)	(10,499)

Net income and comprehensive income	8,605	5,774

Less: Deemed dividend equivalents on Series F Shares related to redemption value	(14,400)	-
Less: Dividends of preferred shares	(7,322)	(3,485)

Net (loss)/income and comprehensive income attributable to common shareholders	(13,117)	2,289

(Loss)/Earnings per common share, basic	(6.15)	0.13
(Loss)/Earnings per common share, diluted	(6.15)	0.10

Weighted average common shares outstanding, basic	2,132,179	17,793,072
Weighted average common shares outstanding, diluted	2,132,179	33,079,436

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2022 AND JUNE 30, 2023
(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31,	June 30,
	2022	2023
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	20,544	9,629
Trade accounts receivable	8	-
Prepayments and other	1,314	1,626
Inventories	1,026	1,057
Due from related parties	-	622
Total current assets	22,892	12,934

FIXED ASSETS:

Vessels, net	389,059	381,884
Right of use assets from operating leases	28,708	24,093
Other fixed assets, net	505	505
Total fixed assets	418,272	406,482

OTHER NON CURRENT ASSETS:

Restricted cash	4,000	4,000
Investments in unconsolidated joint ventures	22,173	20,804
Deposit asset	2,000	2,000
Total non-current assets	28,173	26,804

Total assets	469,337	446,220

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:

Current portion of long-term debt	12,344	34,874
Due to related parties	237	-
Accounts payable	1,953	1,759
Accrued liabilities	2,061	2,083
Unearned revenue	7,030	6,286
Current portion of Operating lease liabilities	8,610	8,795
Vessel fair value participation liability	-	3,605
Total current liabilities	32,235	57,402

NON-CURRENT LIABILITIES:

Non-current portion of long-term debt	221,370	192,309
Non-current portion of Operating lease liabilities	15,338	10,847
Other non-current liabilities	100	50
Vessel fair value participation liability	3,271	-
Total non-current liabilities	240,079	203,206

COMMITMENTS AND CONTINGENCIES

Total liabilities	272,314	260,608

MEZZANINE EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized; 13,452 Series E Shares issued and outstanding at December 31, 2022 and June 30, 2023 and 5,850,748 and 3,659,628 Series F Shares issued and outstanding at December 31, 2022 and June 30, 2023	59	37
Preferred stock, Paid-in capital in excess of par	86,292	60,021
Total mezzanine equity	86,351	60,058

STOCKHOLDERS’ EQUITY:

Preferred stock, $0.01 par value; 20,000,000 shares authorized; of which 100,000 Series D shares were outstanding at December 31, 2022 and June 30, 2023	1	1
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 10,294,906 shares issued and outstanding at December 31, 2022 and 20,346,091 shares issued and outstanding at June 30, 2023	103	203
Additional paid-in capital	428,374	437,382
Accumulated deficit	(317,806)	(312,032)
Total stockholders’ equity	110,672	125,554

Total liabilities, mezzanine equity and stockholders’ equity	469,337	446,220

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023
(Expressed in thousands of U.S. Dollars)
	Six months ended June 30,
	2022	2023
Net Cash provided by Operating Activities	13,947	13,023

Cash Flows from Investing Activities:
Advances for vessels under construction	(216,559)	-
Net proceeds from sale of vessels	72,060	-
Returns of investments in unconsolidated joint ventures	1,449	1,340
Net Cash (used in)/provided by Investing Activities	(143,050)	1,340

Cash Flows from Financing Activities:
Proceeds from debt	156,201	-
Principal payments of debt	(6,906)	(7,813)
Prepayment of debt	(54,179)	-
Proceeds from issuance of series F preferred stock	47,630	-
Proceeds from related party debt	9,000	-
Prepayment of related party debt	(9,000)	-
Proceeds from equity offerings, gross	9,217	13,561
Equity offerings costs	(574)	(1,260)
Dividends of Preferred shares	(6,921)	(3,485)
Payment of financing costs	(3,468)	-
Redemption of preferred shares	-	(26,293)
Proceeds from warrant exercises, net	-	12
Net Cash provided by/(used in) Financing Activities	141,000	(25,278)

Net increase/(decrease) in cash and cash equivalents and restricted cash	11,897	(10,915)

Cash and cash equivalents and restricted cash at beginning of year	6,370	24,544

Cash and cash equivalents and restricted cash at end of the period	18,267	13,629

Cash breakdown
Cash and cash equivalents	14,267	9,629
Restricted cash, non-current	4,000	4,000

SUPPLEMENTAL CASH FLOW INFORMATION
Capital expenditures included in Accounts payable/ Accrued liabilities/ Due to related parties	155	-
Interest paid net of capitalized interest	4,414	8,814
Finance fees included in Accounts payable/Accrued liabilities/Due to related parties	100	16
Dividends of Preferred shares included in Due to Related Parties	1,369	-
Offering expenses included in liabilities	141	-
Deemed dividend equivalents on Series F Shares related to redemption value	14,400	-
Settlement of Due to related parties with the issuance of Series F Shares	24,370	-
Related party S&P commissions relating to Proceeds from vessel sales included in Due to related parties	346	-

*Non-US GAAP Measures

This report describes earnings before interest, taxes, depreciation and amortization (EBITDA), which is not a measure prepared in accordance with U.S. GAAP (i.e., a “Non-U.S. GAAP” measure). We define EBITDA as earnings before interest, taxes, depreciation and amortization.

EBITDA is a non-U.S. GAAP financial measure that is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that this non-U.S. GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. This is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength.

EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. EBITDA as presented below may not be comparable to similarly titled measures of other companies. See below for a reconciliation of EBITDA to Net Income, the most directly comparable U.S. GAAP measure.

Reconciliation of Net Income to EBITDA

	Six months ended June 30,
(Expressed in thousands of U.S. Dollars)	2022	2023

Net Income	8,605	5,774

Add: Vessel depreciation	6,114	7,175
Add: Interest and finance costs	6,927	10,528
Less: Interest Income	-	(58)

EBITDA	21,646	23,419